For immediate release
Westaim announces 2008 second quarter results
CALGARY, ALBERTA — August 13, 2008 — The Westaim Corporation announced today that for the second quarter ended June 30, 2008, it recorded a consolidated net loss of $3.0 million or 3 cents per share, on revenues of $4.8 million. In the same quarter last year, the Company recorded a consolidated net loss of $7.4 million, or 8 cents per share, on revenues of $6.7 million.
The loss from continuing operations was $1.9 million for the quarter compared to income of $2.9 million in the same period last year. Included in 2007 income from continuing operations was an $8.6 million gain on the sale of the Company’s real estate assets in Fort Saskatchewan, Alberta. The loss from discontinued operations, which includes windup and operating costs at the Company’s wholly owned subsidiary iFire Technology Ltd., declined significantly to $1.1 million compared to $10.3 million in the second quarter of 2007.
For the six months ended June 30, 2008, the Company posted revenues of $10.0 million and a consolidated net loss of $9.9 million or 10 cents per share. For the same period in 2007, Westaim reported revenues of $12.8 million and a net loss of $14.1 million or 15 cents per share.
Income from continuing operations for the six months ended June 30, 2008 was $1.3 million compared to income of $4.8 million in the same period last year. Results from continuing operating in 2008 benefited from a dilution gain of $6.0 million relating to the sale of a non-core subsidiary and in 2007 benefited from the $8.6 million gain on sale of the real estate and a dilution gain of $4.5 million. The loss from discontinued operations for the six months was $11.2 million, reflecting a write-down of capital assets of $7.1 million as well as severance and other windup costs at iFire, compared to a loss of $18.9 million for the first six months of 2007.
At June 30, 2008, Westaim had $40.1 million in consolidated cash and cash equivalents compared to $38.2 million at March 31, 2008. Westaim’s cash position, excluding cash and cash equivalents held by its 74.5 per cent owned affiliate NUCRYST Pharmaceuticals Corp., was $12.6 million compared to $14.2 million at March 31, 2008. In addition, Westaim held asset-backed commercial paper (ABCP) with an estimated fair value of $6.0 million.
“The Board of Directors is continuing to assess strategic alternatives for the Company,” said Drew Fitch, President & CEO of The Westaim Corporation. “Our focus during the quarter has been on the divestiture of iFire’s assets. At the same time, we have been considering all possible options for the longer-term structure of the corporate organization moving forward.”
The Westaim Corporation’s investments include iFire Technology Ltd., and a 74.5 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS). Westaim’s common shares are listed on The Toronto Stock Exchange under the trading symbol WED.
A more detailed discussion of Westaim’s 2008 second quarter results can be found at www.westaim.com and www.sedar.com.

For more information contact:
Gillian McArdle
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding assessment of strategic alternatives for the Company, expectations regarding value to be realized from the sale of assets, and consideration of possible options for the longer-term structure of the corporate organization. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. Accordingly, readers are advised not to place undue reliance on forward-looking statements, and should not rely on this information at any date other than the date of this news release. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended June 30		Six Months Ended June 30
Consolidated Statements of Operations	2008	2007	2008	2007

Revenue	$4,754	$6,686	$9,962	$12,817
(Loss) income from continuing operations	(1,887)	2,875	1,340	4,774
Net loss	(3,002)	(7,388)	(9,859)	(14,088)
Net (loss) income per common share — basic and diluted
Continuing operations	(0.02)	0.03	0.01	0.05
Net loss	(0.03)	(0.08)	(0.10)	(0.15)
Weighted average number of common shares outstanding (thousands)	94,215	94,051	94,200	94,021

	Three Months Ended June 30		Six Months Ended June 30
Segmented Information	2008	2007	2008	2007

Revenue from continuing operations
Nucryst Pharmaceuticals	$4,754	$6,686	$9,962	$12,817

(Loss) income from continuing operations
Nucryst Pharmaceuticals	$(1,781)	$(3,322)	$(4,019)	$(5,501)
Other (including corporate costs)	(106)	6,197	5,359	10,275

(Loss) income from continuing operations	$(1,887)	$2,875	$1,340	$4,774

Consolidated Balance Sheets	June 30, 2008	December 31, 2007

Cash and cash equivalents	$40,121	$30,993
Current assets	48,350	51,561
Other assets	24,324	31,826
Current liabilities	7,992	8,461
Shareholders’ equity	47,330	56,371